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                      [LETTERHEAD OF SCOTSMAN INDUSTRIES]

Contacts:

Donald D. Holmes        Terry Murphy           Paul Verbinnen/
Scotsman Industries     Kysor Industrial       Judy Brennan
(847) 215-4600          (616) 779-2200         Sard Verbinnen & Co.
                                               (212) 687-8080

             SCOTSMAN INDUSTRIES AND KYSOR INDUSTRIAL CORPORATION
        ANNOUNCE EARLY TERMINATION OF HART-SCOTT-RODINO WAITING PERIOD
             INVOLVING ACQUISITION OF KYSOR INDUSTRIAL CORPORATION
                            AND RELATED ASSET SALE

     Vernon Hills, IL and Cadillac, MI, February 14, 1997 -- Scotsman Industries, Inc. (NYSE:SCT) and Kysor Industrial Corporation (NYSE:KZ) announced today that the Federal Trade Commission has granted early termination of the waiting period related to the proposed acquisition of Kysor by Scotsman. The Federal Trade Commission has also granted early termination of the waiting period for the related sale of the assets of Kysor's Transportation Products Group to Kuhlman Corporation.

     Scotsman Industries, Inc. is a leading international manufacturer of refrigeration products -- ice machines, beverage dispensing systems, food preparation and storage equipment and related products. The Company markets primarily to commercial customers in the food service, hospitality, beverage and health care industries. Scotsman's products are sold in more than 100 countries through multiple distribution channels.

     Kysor Industrial Corporation is a quality producer of refrigerated display cases, commercial refrigeration systems and insulated panels for the supermarket and food service industry and a manufacturer of components for the medium- and heavy-duty commercial vehicle market.